                                                                    Exhibit 99.3

                                  Here's why
                                you should vote
                              [BRACKET LOGO] for
                              the New Plan Excel
                                    merger

Dear Fellow New Plan Shareholder,


[PHOTOGRAPH OMITTED]

You have just received in the mail a "Joint Proxy Statement/Prospectus" about our proposed merger with Excel Realty Trust-- to create one of the nation's largest owner/managers of shopping centers and other properties: New Plan Excel Realty Trust.

For our investors, this means:

 . INCREASED DIVIDENDS - The merger will result in an immediate 7% jump in the dividend rate, an increase that would have taken almost three years to achieve at our current rate of dividend increases. We plan to continue to increase our dividend every quarter as New Plan has done for the past 19 years.

 . CONTINUITY - Headed by the two top executives of your company, and with all nine present New Plan board members on the new company's 15-person board, management will provide the same conservative direction for the combined company that it has followed over the decades.

 . COMPETITIVENESS - The size of the combined companies will put New Plan Excel in the top ranks of the industry. It will operate in 31 states (vs. our present 23) and have a new strong foothold in the West.

 . GROWTH WITH SAFETY - We plan to continue growing earnings at a rate that beats inflation. Widespread diversification of our properties will make for a safer portfolio. New Plan will also have greater ability to acquire choice properties.

Vote For:

 . Increased Dividends

 . Continuity

 . Competitiveness

 . Growth with Safety

After you read the Joint Proxy Statement/Prospectus and this booklet, I think you will agree that the merger is in the best interests of all New Plan Realty shareholders. I write this as a fellow shareholder--one who has dedicated more than 50 years of his life to furthering shareholders' interests and who has most of his family's net worth in the company.

In asking you to vote FOR the merger and FOR the Trust Amendments that go with it, I want to emphasize that every vote is important. Please check the FOR boxes on the enclosed white proxy card, sign it, and mail it promptly so your votes will count at the special meeting of shareholders on September 25, 1998.

/s/ William Newman
------------------
William Newman
CHAIRMAN AND CHIEF EXECUTIVE OFFICER



PS: Please vote. Not voting counts just the same as a "NO" vote when ballots are totaled. If you have any questions, please call 1-800-322-2885.

Let's talk about Dividends...


 . The combination of the two companies will allow us to raise our dividend immediately--initially to an annualized rate of $1.60 per share from the present annualized rate of $1.49 per share. That is an increase of 7%.

 . New Plan Realty is the only REIT in the nation that has increased its dividend every quarter over a period of 19 years and New Plan Excel Realty Trust intends to extend that record.

 . New Plan Excel Realty Trust plans to offer shareholders a dividend reinvestment plan that is similar to New Plan Realty's current dividend reinvestment plan.

Let's talk about Continuity...

 .   MANAGEMENT - Following principles laid down by New Plan Realty's founder
    Morris B. Newman more than seven decades ago, the combined company, New Plan Excel Realty, will be headed by:

-- Chairman William Newman, the same chief executive who has served New Plan Realty as chairman of the board of trustees since its inception.

--  Chief Executive Officer Arnold Laubich, currently president of New Plan.

--  President Gary Sabin, currently chief executive officer of Excel Realty.

 .   BOARD - All nine members of the current board of trustees of New Plan will serve on the 15-member board of New Plan Excel Realty.

 .   HEADQUARTERS - The executive offices of New Plan Excel Realty will remain at the present address of New Plan Realty in New York City.

 .   STRATEGY - We will continue to focus on investing in community shopping centers and, to a lesser extent, garden apartments.

Let's talk about Competitiveness


 . In an era when consolidation is taking place in so many fields--banking, transportation, communications, and, yes, real estate investment trusts-- having the size and strength to compete is not just an objective. It's a necessity.

 . Just six short years ago, New Plan Realty Trust achieved prominence as the first real estate investment trust (REIT) to reach the $1-billion mark based on market capitalization. Today, there are about 40 companies at that level and some 30 that are larger than New Plan. New Plan Excel, the combined company, will have an equity market capitalization that will rank it among the leaders in the industry.

 . Currently, New Plan Realty owns approximately 200 properties, mostly in the eastern half of the United States. The combined company, New Plan Excel, will own 340 properties in 31 states across the country with a new strong presence in the West.

Let's talk about Growth with Safety



  As a larger company, New Plan Excel Realty will have the potential to reap benefits by:


 . Having greater resources to acquire choice properties.

 . Attracting and motivating the best-qualified managers.

 . Possessing the ability to reduce costs through economies of scale.

 . Offering tenants--our customers--greater opportunities for expansion.

 . Having a low ratio of debt to total capitalization--a ratio well below the industry average. It is anticipated that after the merger, the combined company will likely retain at the outset New Plan Realty's credit rating of A+/A2--the best among all publicly held REITs.

 . Increasing the liquidity of our stock by having a greater number of shares outstanding.

  [Map of United States indicating property locations intentionally omitted]

Let's answer some of your questions




Q. Why a merger with Excel Realty?

A. It's a "natural fit." Excel has a real estate portfolio similar in quality to New Plan's, a low debt ratio like New Plan's, and its management thinks the way we do. Consider the rewards that the merger will provide--diversification, increased capitalization, energetic and experienced management, and more. It all fits with New Plan's long-term goals: to grow at a rate that beats inflation and provide shareholders with an increasing dividend that is both predictable and safe. The merged company will rank among the industry leaders, possessing the ability to effect economies of scale, and the resources to capitalize on acquisition opportunities.


Q. Why a merger now?

A. Having the size and strength to compete is not just an objective--it's a necessity. As in many other fields--banking, communications, transportation, and more--our industry is going through rapid consolidation, where weaker players fall aside. Only six years ago, New Plan Realty was the industry giant--the first and only $1-billion REIT, based on equity market capitalization. Today, there are some 30 REITs larger than New Plan. The combined company, New Plan Excel Realty, will have an equity market capitalization that will rank it among the industry leaders.


Q. What should I know about Excel?

A. Last year Excel Realty led the industry with a 32.9% total return to shareholders, highest among all REITs that focus on community shopping centers (as we do). Excel is led by Gary Sabin, 44, who will become president of New Plan Excel Realty.


Q. What happens to my New Plan stock? What do I get?

A. You will get one share of stock in New Plan Excel Realty Trust for each share of New Plan Realty Trust held at the time of the merger.

                            Need more information?


                               Have a question?

                              Call 1-800-322-2885


Q. Is New Plan "taking over" Excel? Or Excel "taking over" New Plan?

A. Neither! The new company, New Plan Excel Realty Trust, will represent a merger of equals. As noted in the Joint Proxy Statement/Prospectus, for accounting purposes, however, the merger is viewed as "an acquisition of Excel by New Plan." The present shareholders of New Plan Realty will own 65% of New Plan Excel and all nine present members of the New Plan board will serve on New Plan Excel's 15-member board.


Q. Why does the plan call for New Plan to merge into the Excel structure?

A. The original strategy was for Excel to merge into New Plan. However, by using Excel's existing legal corporate structure, we are able to reduce transaction costs by millions of dollars and operate the merged company under the laws of the state of Maryland where Excel and many other REITs are incorporated. The board determined that this structure, a "reverse merger," would be most advantageous to New Plan shareholders.


Q. What will the merger do to the dividend?

A. New Plan's current annualized dividend to shareholders is $1.49 per share. The combined company's first dividend will represent an immediate 7% increase to an initial annualized rate of $1.60. New Plan Excel Realty plans to continue New Plan's tradition of raising its dividend each quarter, as it has done for the past 19 years.


Q. What happens to the dividend reinvestment plan?

A. New Plan Excel intends to offer shareholders a dividend reinvestment plan similar to the one that New Plan has at the present time.


Q. Will the merger trigger any "golden parachutes" or change-of-control benefits for senior management?

A. No.


Q. Will the merger have any federal income tax consequences for me as a shareholder?

A. No. The merger should be treated as a tax-free exchange of stock.

                            Need more information?

                               Have a question?

                                1-800-322-2885




Please check BOTH boxes on your white proxy card:

     [X] FOR the merger and
     [X] FOR the Trust Amendments that go with it.

Then sign, date, and mail the card today.



Please do not fail to vote. Not voting counts just the same as a "No" vote when ballots are counted.